UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  December 2011

Commission File Number  333-167277

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.     Name and Address of Company

 State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.    Date of Material Change

State the date of the material change.

December 23, 2011

Item 3.    News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated December 23, 2011 was disseminated by Globe Newswire.

Item 4.    Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has entered into three letter agreements dated December 21, 2011, with Sociedad Gareste Limitada, a privately held Chilean corporation (“Gareste”), whereby the parties have agreed to further extend the closing date set out in the three Agreements dated February 14, 2011 (the "Agreements"), as amended, from December 31, 2011 to June 30, 2012.

Item 5.1 Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.   Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.    Date of Report

December 23, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

December 23, 2011                                                                                                                                                                                    TSX.V SYMBOL – PL

Pan American Lithium Corp. Announces Amendment of Chilean Agreements and Extension of Closing Dates

Pan American Lithium Corp. (the “Company”) announces that it has entered into three agreements dated December 21, 2011, with Sociedad Gareste Limitada, a privately held Chilean corporation (“Gareste”), whereby the parties agreed to extend the closing dates set out in three agreements dated February 14, 2011 (the “Agreements”) from December 31, 2011 to June 30, 2012.

The Agreements with Gareste include a definitive purchase agreement, whereby the Company has agreed to acquire mineral concessions totalling 4,200 hectares and other rights at the Salar de Pedernales, and two binding letters of intent for earn-in/joint venture agreements at both the Salar de Maricunga and the Llanta aquifer project (for concessions totalling 2,400 hectares along with other rights). Please see the Company’s news release dated February 14, 2011 for additional information on the Agreements.

About Pan American:

In total, the Company has rights in eleven lithium and potash-bearing brine projects in Chile's Atacama Region III covering cumulatively more than 20,000 hectares. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico. The Laguna Verde surface brine lake project is the most advanced of the Company's portfolio of 11 lithium and potassium bearing brines projects in Chile.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

For further information contact:
Jodi Henderson
Corporate Secretary
jhenderson@kriyah.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

/s/ Jodi Henderson
Jodi Henderson,
Corporate Secretary
Date: December 23, 2011